June 16, 2020

Larry Spirgel

Chief

Office of Technology

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Audition Showdown, Inc.

Offering Statement on Form 1-A

Filed May 12, 2020

File No. 024-11213

Dear Mr. Spirgel:

Thank you for your comments of June 8, 2020 regarding the Offering Statement of Audition Showdown, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A

Cover Page, page 1

1.	We note that the presentation slides available on your website indicate that the offering is to last no more than 12 months and that the minimum investment amount is $250. However, in this filing, you state that the offering may not terminate until three years from effectiveness and it is unclear there is a minimum investment amount. Please clarify and revise.

The Company has clarified on the cover page of the offering circular that the minimum investment amount is $250 and removed the reference to a termination date on the website.

2.	Your disclosure indicates that the voting control is in the hands of a few large shareholders but we note that all 18,000,000 shares of Multiple Voting Shares are controlled by your Chief Executive Officer, John McMahon. Please clarify that Mr. McMahon will continue to hold voting control. Specify the percentage of voting power that he currently holds and may hold if the maximum number of shares in this offering is sold.

The Company has revised the cover page as requested by the Staff and added a note on page 19 under “Security Ownership of Management and Certain Securityholders” to further clarify that as it relates to all currently outstanding securities, Mr. McMahon’s voting power is 92.53% and that if the maximum number of shares in this offering is sold, his voting power will be equal to 88.01% of all classes of shares.

Plan of Operations, page 16

3.	Please disclose the significant terms of your agreement with Jonah Group, including their scope of work, compensation, licensing arrangements, and royalties (if any). Refer to Item 7(a)(2) of the Form 1-A. Also, please file the agreement as an exhibit to the offering statement or advise as to the basis for not filing it. Refer to Item 17 of Form 1-A.

The Company has revised the disclosure on page 16 under “—Plan of Operations” to describe its relationship with Jonah Group. Thus far, the Company has only engaged Jonah Group to assist with the first phase, which was design and functionality of the application. If the Company manages to raise $2,000,000 in the offering, it will enter into a separate additional agreement to manage the application’s further development. A copy of the agreement for the first phase has been filed as an exhibit to the Offering Statement.

4.	Please revise to clarify to what extent you will be able to proceed with your business plan if you are unable to raise the $2,000,000 you need to develop a minimum viable product with Jonah Group.

The Company has revised the disclosure as requested by the Staff.

Directors, Executive Officers and Significant Employees, page 17

5.	We note that the presentation slides on your website list Brian Boigon as a co-founder of the company. The offering circular discloses that Mr. Boigon is currently a shareholder of the company but it is unclear whether he is still employed by the company. Please clarify and revise accordingly.

The Company has added disclosure on page 19 under “Security Ownership of Management and Certain Securityholders” clarifying that Brian Boigon is a co-founder and shareholder of the company but has never held any management position and has never been an employee of the company.

Compensation of Directors and Executive Officers, page 18

6.	Please disclose the factors for determining the 2020 performance bonus that may be earned by your executive officers. Refer to Item 11(d) of Form 1-A. In addition, explain whether any portion of the proceeds from the offering will be used for executive compensation.

The Company has revised the disclosure on page 18 as requested by the Staff. The Company notes that a portion of the net proceeds from the offering will be used for executive compensation. The salaries of the executive officers are included as part of a line item in the table in “Use of Proceeds to Issuer” on page 8.

Independent Auditor’s Report, page F-3

7.	Please ask your auditor to revise their report to opine on compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The auditor has revised their report as requested by the Staff.

Statement of Loss and Comprehensive Loss

For the Period from September 30, 2019 to December 31, 2019, page F-5

8.	We note your presentation of loss per common share based on the weighted average number of common shares outstanding. However, we further note on page F-13 that none of the shares issued have been fully or partially paid as of December 31, 2019. Accordingly, they may not be included in the calculation of weighted average number of shares outstanding for the purpose of presenting loss per share (absent participation of those shares in dividends for which there were none during the period presented). Refer to IAS 33.A15. Please revise.

The Company has revised the financial statements as requested.

Telephone comment from the Staff received on June 9, 2020

The Company acknowledges receiving an additional comment from the Staff on June 9, 2020, regarding the inclusion of photos and the logo of the NYSE on its website and in its corporate presentation. The Company has removed the photos and the logo from both the website and the presentation.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Audition Showdown, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli
Partner
CrowdCheck Law LLP

cc: John McMahon

Chief Executive Officer

Audition Showdown, Inc.

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